# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 01/15/2025
Amends the filing with accession number 0000950170-22-010769
Filed by CIK 0001820448
Persons authorized to receive notices and communications: Todd Maron, c/o FIGS, Inc., 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404, 424-300-8330

## Reporting persons
- Spear Catherine Eva (CIK 0001820448): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 25,508,305; shared voting power 141; sole dispositive power 25,508,305; shared dispositive power 141; aggregate amount beneficially owned 25,508,446 (13.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404
Comment: EXPLANATORY NOTE: This Amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on May 26, 2022 (as amended, the "Schedule 13D"), relating to the Class A Common Stock, $0.0001 par value per share (the "Class A Common Stock"), of FIGS, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a)-(f) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is filed on behalf of Catherine Spear (the "Reporting Person"). By virtue of the agreements made pursuant to the Voting Agreement (as defined below), the Reporting Person and Heather Hasson (the "Voting Parties") may be deemed to be a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Except for the shares of Class A Common Stock held by Hollywood Capital Partners LLC identified in Item 5 below, shares beneficially owned by the other Voting Party are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other Voting Party, see Item 4 below.
Residence or business address: The business address of the Reporting Person is 2834 Colorado Ave., Suite 100, Santa Monica, CA 90404.
Present principal occupation or employment: The principal occupation of the Reporting Person is Chief Executive Officer and a member Board of Directors of the Issuer (the "Board").
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Amount beneficially owned: 25,508,446
Percent of Class: 13.7%

The above percentage is based upon 161,526,637 shares of Class A Common Stock outstanding as of October 31, 2024 based on the Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares the Reporting Person has:

-Sole power to vote or direct the vote: 25,508,305
-Shared power to vote: 141
-Sole power to dispose or direct the disposition of: 25,508,305
-Shared power to dispose or direct the disposition of: 141

The Reporting Person is the record holder of 371,023 shares of Class A Common Stock and 1,352,608 shares of Class B Common Stock, which are convertible at any time at the option of the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis. In addition, the Reporting Person holds options to purchase 18,871,048 shares of Class A Common Stock, that are exercisable within 60 days of the date hereof.

The Reporting Person may also be deemed to beneficially own (i) 797,073 shares of Class A Common Stock and 4,116,553 shares of Class B Common Stock held of record by various trusts, which are convertible at any time at the option of the Reporting Person into shares of Class A Common Stock on a one-to-one basis and (ii) 141 shares of Class A Common Stock held of record by Hollywood Capital Partners LLC, of which the Reporting Person and Heather Hasson, the Issuer's Executive Chair, are the sole members.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Voting Agreement, the Voting Parties may be deemed to be a group for purposes of Rule 13d-3 under the Exchange Act. Except for the shares of Class A Common Stock held by Hollywood Capital Partners LLC, shares beneficially owned by the other Voting Parties are not the subject of this Schedule 13D and accordingly, none of the other Voting Parties are included as reporting persons herein. The Reporting Person expressly disclaims beneficial ownership over any shares of Class A Common Stock that are beneficially owned by the other Voting Parties in the group and that it may be deemed to beneficially own solely by reason of the Voting Agreement.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Spear Catherine Eva: /s/ Catherine Spear, Catherine Spear (01/17/2025)